UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 9, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI Q3 PROFIT AT RECORD $457M; RAISES DIVIDEND**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

09 November 2011

ANGLOGOLD ASHANTI Q3 PROFIT AT RECORD $457M; RAISES DIVIDEND

- Record quarterly adjusted headline earnings* of $457m, 118 US cents a share
- Record quarterly operating cash flow of $863m
- Net Debt 28% lower at $620m
- Change to quarterly dividend; Q3 2011 dividend of 90 South African cents a share
- Strong demand from Central Banks, ETF's and jewellery

(ANGLOGOLD ASHANTI) – AngloGold Ashanti posted record quarterly adjusted headline earnings* of $457m and boosted its dividend to improve cash returns to shareholders. Payouts to shareholders will now be made quarterly, instead of twice yearly.

"Our power to generate earnings and strong cash flow is clear in these numbers," Chief Executive Officer Mark Cutifani said. *"The upward jump in the dividend demonstrates the fundamental strength of the business and the market, while maintaining the ability to fund our growth pipeline."*

AngloGold Ashanti eliminated the gold industry's last remaining major hedge book a little more than a year ago, improving cash inflows and profits by increasing exposure to the rising gold price. Bullion remains firmly underpinned by strong demand from large emerging markets like China and India, a range of Central Banks diversifying reserves and investors seeking a safe haven from global economic turmoil. While prices rise, the company is implementing a new operating model to improve productivity across 20 mines and a portfolio of development projects.

Adjusted headline earnings in the three months to September 30 rose 34% to $457m, or 118 US cents a share, compared with $342m, or 89 US cents the previous quarter. The Continental Africa operations were a significant contributor, with Geita the largest contributor at 149,000oz at a cash cost of $473/oz.

Cash flow generated from the company's operating activities during the first quarter more than doubled to $863m, another record. Net debt** improved by a further 28% to $620m, underscoring the improvement in AngloGold Ashanti's cash generation, even after funding capital expenditure. The improved cash flow allowed for a 90 South African cents quarterly dividend, equal to the first-half dividend payment. The company plans to repeat that payment in the fourth quarter, taking the total dividend for the year to 270 South African cents, compared with the previous year's 145 South African cents.

Production for the three months to 30 September 2011 was 1.092Moz at a total cash cost of $737/oz. This compared to guidance of 1.11Moz at $775/oz and the previous quarter's production of 1.086Moz at $705/oz. The previous quarter's costs received the once-off benefit of higher-grade feed at Geita to compensate for the SAG mill shutdown, which was not repeated during the third quarter.

The third quarter's result was bolstered by strong performances at Geita in Tanzania, Iduapriem in Ghana and from the Americas, where Cerro Vanguardia in Argentina was once again a standout as the group's most efficient producer. Nevertheless, drought continues to impact production from Cripple Creek, while Sunrise Dam's recovery from flooding in the first half of the year was again slower than anticipated, as was the ramp-up of production following the five-day wage-related strike at the South African operation. In addition, winter power tariffs, higher wages, increased royalties and lower by-product credits also contributed to cost pressure in South Africa.

Tragically, three fatalities were recorded in South Africa. The company continues to invest in improving its long-term safety performance, with the benchmark all injury frequency rate of 9.51 per million hours, the lowest in the company's history. The company continues to strive toward an elimination of workplace injuries.

Given the increased safety stoppages in South Africa, the ongoing water shortages at CC&V and the slower ramp up at Sunrise Dam, full year 2011 production is now estimated to be around 4.33Moz. Total cash costs*** are estimated at between $735-$745/oz on the basis of slightly weaker local operating currency assumptions for the year. This translates to a fourth quarter estimated production of approximately 1.11Moz at a total cash cost of approximately $790/oz. The increase in fourth quarter costs is driven mainly by deferred stripping and inventory charges.

*   Excludes cost of accelerated hedge buy-back
**   Excludes mandatory convertible bonds
*** Assuming an exchange rate of R7.10/$ and an oil price of $111/barrel.

ABOUT ANGLOGOLD ASHANTI

AngloGold Ashanti is a global gold mining company and the world's third largest gold producer. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and several exploration programmes in both the established and new gold producing regions of the world. AngloGold Ashanti employed 62,046 people, including contractors, in 2010 and produced 4.52Moz of gold, generating $5.3bn in gold income. Capital expenditure in 2010 amounted to $1,015m. As at 31 December 2010, AngloGold Ashanti's Ore Reserve totalled 71.2Moz.

The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 9, 2011

By: /s/ L Eatwell

Name: L EATWELL

Title: Company Secretary